Exhibit 99.1

NEWS RELEASE

Toronto, October 23, 2023

Cobre Panama Mining Concession Contract Enacted into Law in Panama

Franco-Nevada Corporation (TSX: FNV) (NYSE: FNV) is pleased to announce that it has been advised by its partner First Quantum Minerals Ltd. (“First Quantum”) that, on October 20, 2023, Law 406, which approves the refreshed mining concession contract for the Cobre Panama mine, was enacted into law in Panama. First Quantum noted that the enactment of Law 406 marks the final step in revising the legal framework for the Cobre Panama mine.

For more detailed information, please refer to First Quantum’s press release dated October 22, 2023.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com